UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

GLOBAL INDUSTRIES, LTD.
(Name of Subject Company (Issuer))

GLOBAL INDUSTRIES, LTD.
(Name of Filing Person (Issuer))

2.75% Senior Convertible Debentures Due 2027
(Title of Class of Securities)

379336AE0
(CUSIP Number of Class of Securities)

John Freeman
Secretary
Global Industries, Ltd.
11700 Katy Freeway, Suite 150
Houston, Texas 77079
(281) 870-1111
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With a copy to:
William Aaronson, Esq.
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017
Tel: (212) 450-4000

CALCULATION OF FILING FEE
Transaction Valuation*:	Amount of Filing Fee**:
$328,947,395.84	$37,697.37

*
Calculated solely for purposes of determining the filing fee. The purchase price of the 2.75% Senior Convertible Debentures Due 2027 (the “Debentures”), as described herein, is calculated as the sum of (a) $325,000,000.00, representing 100% of the principal amount of Debentures outstanding as of December 6, 2011, plus (b) $3,947,395.84, representing accrued but unpaid interest on the Debentures up to, but excluding, January 10, 2012.

**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $114.60 for each $1,000,000 of the value of the transaction.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

INTRODUCTORY STATEMENT

As required by the Indenture, dated as of July 27, 2007 (the “Base Indenture”), as supplemented by the First Supplemental Indenture, dated as of December 1, 2011 (the “First Supplemental Indenture,” and the Base Indenture as supplemented by the First Supplemental Indenture, the “Indenture”) between Global Industries, Ltd., a Louisiana corporation (the “Company”) and Wells Fargo Bank, National Association, as trustee (the “Trustee”), relating to the 2.75% Senior Convertible Debentures Due 2027 (the “Debentures”) of the Company, and pursuant to the terms and subject to the conditions set forth therein, this Tender Offer Statement on Schedule TO (“Schedule TO”) is filed by the Company, with respect to the right of each holder (the “Holder”) of the Debentures to require the Company to repurchase, and the obligation of the Company to repurchase, each $1,000 principal amount of the Debentures, plus accrued and unpaid interest to, but excluding, January 10, 2012, the Fundamental Change Repurchase Date, pursuant to the terms and conditions of the Company Repurchase Notice, Notice of Entry into Supplemental Indenture and Offer to Repurchase dated December 6, 2011 (as it may be amended and supplemented from time to time, the “Company Repurchase Notice”), attached hereto as Exhibit (a)(1)(A), the Indenture and the Debentures.

Holders may tender their Debentures until 5:00 p.m., New York City time, on January 9, 2012, (the “Exercise Expiration Date”), which is the Business Day (as defined in the Indenture) before the Fundamental Change Repurchase Date.

This Schedule TO is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All of the information set forth in the Company Repurchase Notice is incorporated herein in response to Items 1 through 11 of this Schedule TO, except for those Items as to which information is specifically provided herein. All capitalized terms used but not specifically defined in this Schedule TO shall have the meanings given to such terms in the Company Repurchase Notice.

Item 1.  Summary Term Sheet.

The information set forth in the section of the Company Repurchase Notice entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2.  Subject Company Information.

(a)  The name of the issuer is Global Industries, Ltd.., a Louisiana corporation. The address of the Company’s principal executive offices is 11700 Katy Freeway, Suite 150, Houston, Texas, 77079 and its telephone number is (281) 870-1111.

(b)  The information set forth in “Important Information Concerning the Fundamental Change Repurchase Right and Conversion Rights — Section 2 — Information Concerning the Debentures” of the Company Repurchase Notice is incorporated herein by reference.

(c)  The information set forth in “Important Information Concerning the Fundamental Change Repurchase Right and Conversion Rights — Section 2.4 — Market for the Debentures and the Company’s Common Stock” of the Company Repurchase Notice is incorporated herein by reference.

Item 3.  Identity and Background of Filing Person.

This is an issuer tender offer. The information set forth in Item 2(a) above and Annex A to the Company Repurchase Notice is incorporated herein by reference.

Item 4.  Terms of the Transaction.

(a)(1)  The information set forth in the section entitled “Summary Term Sheet,” “Important Information Concerning the Fundamental Change Repurchase Right and Conversion Rights — Section 2 — Information Concerning the Debentures,” “Important Information Concerning the Fundamental Change Repurchase Right and Conversion Rights — Section 3 — Procedures to Be Followed by Holders Electing to Surrender Debentures for Purchase,” “Important Information Concerning the Fundamental Change Repurchase Right and Conversion Rights— Section 4 — Right of Withdrawal,”

“Important Information Concerning the Fundamental Change Repurchase Right and Conversion Rights — Section 5 — Payment for Surrendered Debentures; Source and Amount of Funds,” “Important Information Concerning the Fundamental Change Repurchase Right and Conversion Rights — Section 6 — Debentures Acquired,” “Important Information Concerning the Fundamental Change Repurchase Right and Conversion Rights — Section 7 — Plans or Proposals of the Company,” “Important Information Concerning the Fundamental Change Repurchase Right and Conversion Rights — Section 8 — Interests of Directors, Executive Officers and Affiliates of the Company in the Debentures,” “Important Information Concerning the Fundamental Change Repurchase Right and Conversion Rights — Section 9 — Agreements Involving the Company’s Debentures,” “Important Information Concerning the Fundamental Change Repurchase Right and Conversion Rights — Section 10 — Purchases of Debentures by the Company and Its Affiliates” and “Important Information Concerning the Fundamental Change Repurchase Right and Conversion Rights — Section 11 — Material U.S. Federal Income Tax Considerations” of the Company Repurchase Notice is incorporated herein by reference.

(a)(2)  Not applicable.

(b)  The information set forth in the section entitled “Important Information Concerning the Fundamental Change Repurchase Right and Conversion Rights — Section 8 — Interests of Directors, Executive Officers and Affiliates of the Company in the Debentures” of the Company Repurchase Notice is incorporated herein by reference.

Item 5.  Past Contacts, Transactions, Negotiations and Agreements.

(e)  Except as noted in the information set forth in the sections entitled “Important Information Concerning the Fundamental Change Repurchase Right and Conversion Rights — Section 1 — Information Concerning the Company,” “Important Information Concerning the Fundamental Change Repurchase Right and Conversion Rights — Section 8 — Interests of Directors, Executive Officers and Affiliates of the Company in the Debentures,” “Important Information Concerning the Fundamental Change Repurchase Right and Conversion Rights — Section 9 — Agreements Involving the Company’s Debentures” and “Important Information Concerning the Fundamental Change Repurchase Right and Conversion Rights — Section 10 — Purchases of Debentures by the Company and Its Affiliates” of the Company Repurchase Notice, which is incorporated herein by reference, there are no agreements, arrangements or understandings (including with respect to the transfer of voting securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations) whether or not legally enforceable, between any person identified in Item 3 of this Schedule TO and any other person with respect to any of the securities of the Company (including any securities that are pledged or otherwise subject to a contingency, the occurrence of which would give another person the power to direct the voting or disposition of the Debentures or the shares of common stock underlying the Debentures).

Item 6.  Purposes of the Transaction and Plans or Proposals.

(a), (b) and (c)(1)-(10) The information set forth in “Summary Term Sheet,” “Important Information Concerning the Fundamental Change Repurchase Right and Conversion Rights — Section 1 — Information Concerning the Company,” “Important Information Concerning the Fundamental Change Repurchase Right and Conversion Rights — Section 2.1 — The Company’s Obligation to Repurchase the Debentures,” “Important Information Concerning the Fundamental Change Repurchase Right and Conversion Rights — Section 6 — Debentures Acquired,” “Important Information Concerning the Fundamental Change Repurchase Right and Conversion Rights — Section 7—Plans or Proposals of the Company” and “Important Information Concerning the Fundamental Change Repurchase Right and Conversion Rights — Section 12 — Additional Information” of the Company Repurchase Notice is incorporated herein by reference.

Item 7.  Source and Amount of Funds or Other Consideration.

(a)  The information set forth in “Important Information Concerning the Fundamental Change Repurchase Right and Conversion Rights — Section 5 — Payment for Surrendered Debentures; Source and Amount of Funds” of the Company Repurchase Notice is incorporated herein by reference.

(b)  There are no material financing conditions in connection with the Company’s obligation to pay the Fundamental Change Repurchase Price for the surrendered Debentures.

(d)  The information set forth in “Important Information Concerning the Fundamental Change Repurchase Right and Conversion Rights — Section 5 — Payment for Surrendered Debentures; Source and Amount of Funds” of the Company Notice is incorporated herein by reference.

Item 8.  Interest in Securities of the Subject Company.

(a)  The information set forth in “Important Information Concerning the Fundamental Change Repurchase Right and Conversion Rights — Section 8 — Interests of Directors, Executive Officers and Affiliates of the Company in the Debentures” and Annex A of the Company Repurchase Notice is incorporated herein by reference.

(b)  The information set forth in “Important Information Concerning the Fundamental Change Repurchase Right and Conversion Rights — Section 8 — Interests of Directors, Executive Officers and Affiliates of the Company in the Debentures” of the Company Repurchase Notice is incorporated herein by reference.

Item 9.  Persons/Assets, Retained, Employed, Compensated or Used.

(a)  The information set forth in “Important Information Concerning the Fundamental Change Repurchase Right and Conversion Rights — Section 13 — No Solicitations” of the Company Repurchase Notice is incorporated herein by reference.

Item 10.  Financial Statements.

(a)  Financial Information.  The Company does not believe it is required to include financial information due to the fact that this information is not material to Holders of Debentures because, among other reasons, the consideration offered consists solely of cash, the Fundamental Change Repurchase Right is not subject to any financing conditions and the Fundamental Change Repurchase Right applies to all outstanding Debentures.

(b)  Pro Forma Information.  The Company does not believe it is required to include pro forma information due to the fact that this information is not material to Holders of Debentures because, among other reasons, the consideration offered consists solely of cash, the Fundamental Change Repurchase Right is not subject to any financing conditions and the Fundamental Change Repurchase Right applies to all outstanding Debentures.

Item 11.  Additional Information.

(a)  The information set forth in “Important Information Concerning the Fundamental Change Repurchase Right and Conversion Rights — Section 1 — Information Concerning the Company,” “Important Information Concerning the Fundamental Change Repurchase Right and Conversion Rights — Section 8 — Interests of Directors, Executive Officers and Affiliates of the Company in the Debentures,” “Important Information Concerning the Fundamental Change Repurchase Right and Conversion Rights — Section 9 — Agreements Involving the Company’s Debentures” and “Important Information Concerning the Fundamental Change Repurchase Right and Conversion Rights — Section 12 — Additional Information” of the Company Repurchase Notice is incorporated herein by reference.

(c)  The information set forth in the Company Repurchase Notice is incorporated herein by reference.

Item 12.  Exhibits.

(a)(1)(A) Company Repurchase Notice, Notice of Entry into Supplemental Indenture and Offer to Purchase to Holders of 2.75% Senior Convertible Debentures Due 2027, dated December 6, 2011.

(a)(1)(B) Form of Repurchase Notice.

(a)(1)(C) Summary Advertisement published on December 6, 2011.

(b)   Not applicable.

(d)(1) Indenture, dated as of  July 27, 2007, between the Company and Wells Fargo Bank, National Association, as Trustee, is incorporated by reference to Exhibit 4.1 of the Company’s Quarterly Report on Form 10-Q, filed on August 6, 2007.

(d)(2) First Supplemental Indenture, dated as of December 1, 2011, between the Company and Wells Fargo Bank, National Association, as Trustee.

(d)(3) Agreement and Plan of Merger, dated September 11, 2011, by and among Global Industries, Ltd., Technip S.A. and Apollon Merger Sub B, Inc., is incorporated by reference to Exhibit 2.1 of the Company’s Current Report on Form 8-K, filed on September 12, 2011.

(g)  Not applicable.

(h)  Not applicable.

Item 13.  Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GLOBAL INDUSTRIES, LTD.

By:	/s/ John M. Freeman
	Name:	John M. Freeman
	Title:	Secretary

Dated: December 6, 2011

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Company Repurchase Notice, Notice of Entry into Supplemental Indenture and Offer to Purchase to Holders of 2.75% Senior Convertible Debentures Due 2027, dated December 6, 2011.
(a)(1)(B)	Form of Repurchase Notice.
(a)(1)(C)	Summary Advertisement published on December 6, 2011.
(b)	Not applicable.
(d)(1)
Indenture, dated as of  July 27, 2007, between the Company and Wells Fargo Bank, National Association, as Trustee, is incorporated by reference to Exhibit 4.1 of the Company’s Quarterly Report on Form 10-Q, filed on August 6, 2007.

(d)(2)	First Supplemental Indenture, dated as of December 1, 2011, between the Company and Wells Fargo Bank, National Association, as Trustee.
(d)(3)
Agreement and Plan of Merger, dated September 11, 2011, by and among Global Industries, Ltd., Technip S.A. and Apollon Merger Sub B, Inc., is incorporated by reference to Exhibit 2.1 of the Company’s Current Report on Form 8-K, filed on September 12, 2011.

(g)	Not applicable.
(h)	Not applicable.